UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28688 / April 7, 2009

In the Matter of	)
	)
AUTOMATED TRADING DESK SPECIALISTS, LLC	)
401 S. LaSalle Street, Suite 901	)
Chicago, IL 60605	)
	)
CITIGROUP GLOBAL MARKETS INC.	)
787 Seventh Avenue, 32nd Floor	)
New York, NY 10019	)
	)
CEFOF GP I CORP.	)
CELFOF GP CORP.	)
CITIGROUP CAPITAL PARTNERS I GP I CORP.	)
CITIGROUP CAPITAL PARTNERS I GP II CORP.	)
388 Greenwich Street	)
New York, NY 10013	)
	)
CITIBANK, N.A.	)
399 Park Avenue	)
New York, NY 10043	)
	)
CITIGROUP ALTERNATIVE INVESTMENTS LLC	)
731 Lexington Avenue, 28th Floor	)
New York, NY 10022	)
	)
CITIGROUP INVESTMENT ADVISORY SERVICES INC.	)
787 Seventh Avenue, 15th Floor	)
New York, NY 10019	)
	)
(812-13641)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Automated Trading Desk Specialists, LLC ("ATDS"), Citigroup Global Markets Inc., CEFOF
GP I Corp., CELFOF GP Corp., Citibank, N.A., Citigroup Alternative Investments LLC,
Citigroup Investment Advisory Services Inc., Citigroup Capital Partners I GP I Corp. and

Citigroup Capital Partners I GP II Corp. (collectively, "Applicants") filed an application on March 12, 2009, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which ATDS is or hereafter becomes an affiliated person within the meaning of section 2(a)(3) of the Act (together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the Southern District of New York on March 11, 2009.

On March 12, 2009, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act from March 11, 2009 until the Commission takes final action on the application for a permanent order (Investment Company Act Release No. 28647). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by ATDS et al. (File No. 812-13641), that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Southern District of New York on March 11, 2009.

By the Commission.

Elizabeth M. Murphy
Secretary